Daniel A. Peterson Partner 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 314.345.6246 fax: 314.345.6060 dan.peterson@huschblackwell.com

May 11, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Mr. James E. O’Connor
Re:	Zea Capital Fund LLC (“Zea” or the “Fund”)
Registration Statement on Form N-2 filed December 21, 2009
Pre-effective Amendment No. 1
File Numbers 333-163888 and 814-00797

To the Commission:

On December 21, 20009, the Fund filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 (“1933 Act”).  The Fund received comments on the Registration Statement from the Staff by letter dated February 19, 2010 (the “Letter”).  In subsequent discussions with the Staff, we have provided supplemental materials to the Staff regarding three matters of concern to the Staff: the membership fee, the Fund’s logo in the prospectus, and the Fund’s dual-class structure.  The Staff has advised that it remains concerned with the Fund’s dual-class structure and has indicated that the Fund should provide a response to all comments received in the Letter, with a focus on the dual-class structure issue.  The purpose of this letter is to provide such response.

The Fund desires to commence its offering as soon as possible, and is prepare to file Amendment No. 1 to the Registration Statement (the “Amendment”) as soon as the Staff indicates its concerns with the Fund’s structure are resolved.  Each comment from the Letter has been included in this letter below for your reference, and the Fund’s response is presented below each comment.

Since the Registration Statement has now been on file for close to five months, the Fund would respectfully request that the Staff advise as soon as possible if any of the below concerns remain so that the Fund can file the Amendment and seek effectiveness of the Registration Statement expeditiously.

Cover Page
Comment 1:
The seal of the ICGA is displayed prominently on the cover and the disclosure, on pages 2 and 43, states “the ICGA has licensed the use of its trademark to us and has granted us access to its industry research, contacts and membership.” Nevertheless, as also stated on pages 2 and 43, “neither the ICGA nor ICO is conducting or passing on the suitability or advisability of the offering, nor have either participated in the preparation of this Prospectus.” Please disclose the extent of any liability that the

May 11, 2010 page 2

ICGA has assumed with respect to the registration statement.  Given ICGA’s lack of involvement in the management of the Fund and its unwillingness to assume any responsibility for the risks incurred by Fund investors, please delete the ICGA’s seal from the cover of the prospectus.  In the alternative, please have ICGA sign the registration statement.

Response:
As discussed with the Staff, counsel for the Fund also advised the Green Energy & Growth Fund, Inc. (“GEGF”).  GEGF is sponsored by the National Corn Growers Association (“NCGA”).  The Fund is sponsored by a state-level affiliate of the NCGA, the Iowa Corn Growers Association (“ICGA”).  The Staff has confirmed that the Fund may utilize a logo similar to that used by the GEGF to incorporate the ICGA logo into the Fund’s, with similar disclosure regarding the relationship of the ICGA to the Fund.  Accordingly, the Fund intends to use the following logo in its prospectus:

Additionally, and consistent with the disclosure used by the GEGF, the Amendment will disclose the following on its cover page:

“We were formed by Iowa Corn Opportunities, LLC (“ICO”), but ICO is not participating in or passing on the suitability or advisability of this offering, and our operations will be overseen by our Board of Directors—and not ICO—including oversight of our investments, which will be made by AAVIN Equity Advisors.”

Similarly, under the “Prospectus Summary” portion of the Amendment, the Fund would state:

ICO / ICGA

Iowa Corn Opportunities, LLC, a wholly-owned subsidiary of the ICGA which serves as an investment vehicle for the ICGA, has provided the funding for the expenses of this offering to date.  ICO has funded approximately $675,000 of our offering and organizational expenses to date and received 71,740 of our Class A Units, representing 100% of the issued and outstanding Class A Units, in exchange for its investment at a price of $11.50 per unit.  ICO also holds a warrant to purchase up to an additional 102,173 Class A Units at a price of $11.50 per Unit, which warrant expires in August, 2010.  We have entered into a Trademark and Research License Agreement with the ICGA (the “ICGA Agreement”).  Under this agreement, the ICGA has licensed the use of its trademark to us and has granted us access to its industry research, contacts and membership.

May 11, 2010 page 3

Although the ICGA, through ICO, has funded our offering expenses to date and will permit us to contact its members in connection with this offering, neither the ICGA nor ICO is conducting or passing on the suitability or advisability of the offering, nor have either participated in the preparation of this Prospectus (excepting their respective review of the descriptions of them).  Moreover, the Fund’s board of directors (and not either ICO or the ICGA) is responsible for our operations, and all of our investment decisions will be made solely by the Fund through the Adviser.  See “The Fund” on page 39 below, “Management” on page 48 below, “Certain Relationships and Related Transactions” on page 50 below, and “Management of the Fund” on page S-4 in our SAI.

Investors in this offering must be State Association members and remain so throughout the term of the Fund.  See “Plan of Distribution—Requirements to Purchase Units” on page 29 below.

Finally, other conforming disclosure, such as risk factors respecting conflicts of interest and disclosure under the “Certain Relationships and Related Transactions” heading, will be included in the Amendment.

Comment 2:
Please state on the front cover that, as stated on page 1, the Fund does not expect to be fully invested for four to six years and that, given the 2.50% advisory fee as well as other Fund expenses, anticipated income during that period may not cover the Fund’s expenses.  Please explain to us why this delay in becoming fully invested would not constitute a failure to invest in accordance with the Fund’s investment objectives and policies.  See guide 1 to the Form N-2.

Response:
The disclosure has been updated where appropriate in the Amendment.  Consistent with guide 1 to Form N-2, we will clarify in the Amendment that the Fund will invest at least half of its assets which are “qualifying assets” under Section 55 of the 1940 Act and which meet the Fund’s investment objective within two years of closing the offering.

Comment 3:	On the cover and in the section “Portfolio Managers,” on page S-6 of the Statement of Additional Information, please disclose “assets under management” as of a more recent date than “June 30, 2009.”
Response:
The disclosure will be updated where appropriate in the Amendment.  We note that the Fund’s investment adviser, AAVIN Equity Advisors, LLC (“AAVIN”), which manages several private equity funds, only obtains valuations of such funds semi-annually.  Accordingly, the Amendment will provide the most recent values, as of December 31, 2009.

Comment 4:
Please revise the bolded statement, “the securities offered hereby involve a high degree of risk...” to add that “an investment in the Fund should be considered highly speculative.” See item 1.1.j. of Form N-2.

May 11, 2010 page 4

Response:	The disclosure will be updated in the Amendment.
Comment 5:
Footnote “3” to the pricing table indicates that members of ICGA will pay a lower sales load than non-members as the result of being charged a lower “Placement Agent commission” than nonmembers.  Please inform us whether FINRA has approved this differentiated sales load.

Response:	FINRA has not yet examined the sales charges. We note that we are not aware of any concerns with the FINRA’s review of a similar sales charge arrangement for the GEGF.
Comment 6:	Please revise footnote “3” to clarify that the required ICGA dues payment is not “in addition to the sales load,” but part of the sales load.
Response:
The Fund has determined to not require payment of any dues to the ICGA or any other NCGA-affiliated state association (collectively, the “State Associations”).  Instead, the Fund has determined that only State Association members may purchase the Fund’s units, and if a non-member wishes to participate in the offering, the prospective purchaser will address the issue separately with the applicable State Association.

Comment 7:
Please disclose prominently that all purchasers in the current offering will suffer immediate dilution of their investment based on the existing net asset value per unit and to the extent to which ICO exercises its warrant.  In addition, disclose that non-members of ICGA will suffer dilution to the extent that they pay a higher commission to the Placement Agent.

Response:
The Amendment will contain modified disclosure regarding ICO-related dilution.  However, with regard to non-State Association members, since the increased commissions on the sale reduce the net proceeds to the Fund as a whole, and do not increase any class’s actual cost, we believe it would not be accurate to state that non-State Association members suffer greater dilution, but instead that

“Purchasers as a whole will suffer greater dilution to the extent persons who are not State Association members prior to the offering participate due to the increased sales load discussed above.”

Comment 8:
The front cover and page 2 state that the Fund’s strategy is “investing primarily in privately-issued common stock, preferred stock, and subordinated debt with equity features.” Page 3, however, states that the Fund “will primarily invest in preferred equity securities” and “may invest in common equity securities” and “may also invest in debt securities.” Please conform the disclosure.

Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 9:
The front cover and page 2 state that ICO has paid the Fund’s offering expenses, but the fee table and page 23 appear to indicate that the Fund will pay the offering expenses.  Please conform the disclosure

Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 10:	Please explain the meaning of the statement: “The ICGA will purchase as many years’ membership as possible with the $300 amount (estimated to be five years), and to the

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extent the applicable state association membership does not cost the entire $300, the ICGA will retain the balance in consideration of its membership processing services.”
Response:	As discussed above, the Fund has determined to not require any payment of any State Association dues as contemplated in the initial filing of the Registration Statement.
Comment 11:	Please delete the word “estimated” from the statement: “The amounts shown in the table under “Sales Load” include the estimated per-Unit cost of the Membership Fee of 0.15%.”
Response:	The disclosure will be updated in the Amendment.
Comment 12:	Are the “Placement Agent” and the “selling agents” underwriters?
Response:	We do not represent the Placement Agent or any selling agents, but do not believe such parties are underwriters.
Comment 13:	Please make sure that the statement required by Rule 481(b)(1) under the 1933 Act is on the outside front cover.
Response:	The disclosure will be updated in the Amendment.
Prospectus Summary
Comment 1:	Please include page numbers with the summary’s citations to more detailed discussions in the prospectus.
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 2:
Please explain to us how the Fund’s investment objective of “long-term capital appreciation” is consistent with its “investment strategy [to] maximize our portfolio’s total return by generating current income from our debt investments and capital appreciation from our equity and equity-related investments.

Response:
We will clarify where appropriate in the Amendment that the Fund’s investment objective is to provide Fund investors with long-term capital appreciation, as opposed to long-term capital appreciation of the Fund’s assets.

Comment 3:
The disclosure in the subsection “The Fund” states that the Fund is: “organized on the private equity fund model”; “operates like a traditional venture capital firm”; and “will follow a rules-based portfolio construction process.” Please explain these statements.

Response:
The Amendment will contain additional explanations of the meaning of the foregoing, with the exception of the “rules-based portfolio construction process” statement, which will not be included in the Amendment.  For example, under the heading “Prospectus Summary,” the Amendment will state:

“The Fund is a newly-formed growth capital investment fund organized to make investments primarily in portfolio companies with the potential to generate superior risk-adjusted returns through growth or financial structuring, on the private equity fund model.

....

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We intend to operate like a traditional venture capital firm, which requires extensive review of privately-held companies, and accordingly it will take us longer to identify appropriate investments meeting our criteria (our “Primary Investments”) than most publicly-offered funds.  We anticipate that it will take us four to six years to fully invest in our target portfolio of 20 to 25 privately-held companies.  Over the ensuing years and until final liquidation of the portfolio, we will likely make additional follow-on investments in some existing portfolio companies but we do not anticipate making new investments in new companies more than six years after we commence our investment activities.

Traditionally, private equity and venture capital funds are organized on a draw-down model, which means that the funds call committed capital from investors on an as-needed basis.  This is possible because these funds have a small number of investors who have each committed a large amount of capital to the fund, but such a structure is not practical for us because we will have a large number of investors.  Accordingly, the majority of our investors will fund the entire purchase of their membership interest up front.  We have designated these membership interests as Class A Units.  In order to accommodate investors who may wish to invest larger sums (in excess of $2,000,000) on a more traditional venture capital fund basis, we have also designated a class of our membership interests as Class B Units.  Capital from the Class B Units will be drawn as needed over time as is customary for traditional venture funds.  See “Description of Units” on page 67 below.

Comment 4:	The same subsection states that “we have also designated some of our membership interests as Class B Units.” Please replace “some” with “most.”
Response:	As discussed with the Staff, the Fund anticipates that no more than 25% of the units issued in the Fund’s offering will be Class B, and accordingly, we believe the current disclosure is accurate.
Comment 5:
The disclosure in the same subsection also states:

“...until we are fully invested in our target portfolio companies, we will hold a large portion of our assets in temporary investments.  The Adviser will maintain a portion of these assets in cash, treasury bills and similar liquid investments in order to cover our projected near term investment needs and expenses.  The remainder of our temporary investments will, consistent with BDC requirements, be invested in debt securities of private U.S. companies, private debt offerings of public companies with less than $250 million in market capitalization and other similar investments (collectively, our “Initial Investments”).  We will invest at least half of the proceeds of this offering in Initial Investments which are “qualifying assets” under the 1940 Act within two years of the closing of this offering.  See “Election to be Regulated as a Business Development Company” below.

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Comment 5(a):
Please explain how investing in “cash, treasury bills and similar liquid investments [will] cover [the Fund’s] projected near term investment needs and expenses,” particularly the 2.50% advisory fee, at current interest rates? Otherwise, state that at least a portion of the advisory fee will be paid directly out of investors’ investments in the Fund for an indeterminate period of time.

Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 5(b):
Does the phrase “consistent with BDC requirements” mean that the Fund “makes available significant managerial assistance” (Section 2(a)(48)(B) of the investment Company Act of 1940 (“1940 Act”)) to the “Initial Investment” companies?

Response:
As required by Section 2(a)(48)(B), the Fund will make available significant managerial assistance to those companies comprising the Fund’s investments which comprise 70% of the Fund’s assets which are invested in the types of securities provided in Section 55(a) of the 1940 Act.

Comment 5(c):
Unless the Fund intends to delay its BDC election, the statement that “at least half of the proceeds of this offering” will be invested in “`qualifying assets’ under the 1940 Act within two years” appears to be at odds with Section 55(a) of the 1940 Act, which, as stated on page 16, requires that “following our intended election to be regulated as a BDC, we must not acquire any assets other than “qualifying assets” unless... at least 70% of our total assets are qualifying assets.” Please revise or explain this statement.

Response:	We will revise the disclosure where appropriate in the Amendment.
Comment 5(d):	To what extent will the “qualifying assets” that are “Initial Investments” include assets described in Section 55(a)(6) of the 1940 Act?
Response:
The composition of the “Initial Investments” will change over time as the Fund is closer to funding its “Primary Investments.”  Immediately after closing, it is anticipated that only a small portion of the Fund’s assets would be comprised of assets described in Section 55(a)(6) of the 1940 Act, but that portion would increase as the Fund needs more cash available to fund Primary Investments.

Comment 5(e):	What is the relevance of the citation to the section: “Election to be Regulated as a Business Development Company”?
Response:
Because the disclosure notes the Fund’s investment program respecting the Initial Investments must be consistent with the Fund’s BDC limitations, we thought referring to the full discussion of such limitations was helpful to the reader.

Comment 5(f):
Please disclose, where appropriate, that the Initial Investments are likely to be unsecured or subordinated debt securities.  Please also disclose that: (1) such debt securities will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk”; (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Response:	The disclosure will be updated where appropriate in the Amendment.
Comment	The prospectus also describes “initial investments” (see, e.g., pages 2 and 19) in

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5(g)	“Target Investment Securities.” This inconsistent use of the term is confusing. Please revise the disclosure.
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 6:
It appears that, based on existing unit ownership and the exercise of the warrant, ICO and ICGA could be affiliated persons of the Fund after the offering.  Please inform us whether the Board will maintain procedures, as required by Section 57(h) of the 1940 Act, to monitor the possible involvement of affiliated persons in restricted transactions.  Does the Fund intend to engage in any restricted transactions with affiliates that will require SEC or Board approval?

Response:
The Fund’s Board of Directors will adopt appropriate procedures to monitor and prevent transactions with affiliates which are restricted by Section 57 of the 1940 Act.  As will be discussed under “Election to be Regulated as a Business Development Company” in the Amendment, the Fund, its investment adviser and its affiliates will also be applying for an exemptive order from the Commission to allow, subject to imposed conditions, the Fund to co-invest with other funds managed by the adviser.

Comment 7:	In the subsection “Our Adviser,” please identify the “four private equity funds” managed by the adviser’s principals and identify the BDC managed by Mr. Thorp.
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 8:	In the same subsection, please explain specifically what is meant by:
Comment 8(a):	“a relatively long period of time,”
Response:	The disclosure will be updated in the Amendment.
Comment 8(c):	“executing a venture capital/private equity investment strategy,”
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 8(d):	“significant experience,”
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 8(e):	“cumulative investment and business development experience,”
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 8(f):	“individual venture capital and private equity investment management experience,” and
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 8(g):	“long history.”
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 9:	The statement that the Advisers have “cumulative investment and business

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development experience of over 145 years” appears to be inconsistent with the previous statement that only one of the Advisers has ever managed a BDC. Please clarify the disclosure.
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 10:	Please identify:
Comment 10(a):	the “private funds” that have “invested in over 125 companies” and that “act as lead investors,”
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 10(b):	the “four venture capital and private equity funds deploying the same investment strategy we will utilize”; and
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 10(c):	the years that these funds were in operation.
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 11:
Please define the term “cash-on-cash internal rate of return.” Why are this measurement and “distribution multiples,” which do not take into account capital appreciation, the most relevant “metrics” to predict the performance of the Fund, which is focused on capital appreciation as much as, if not more than, distributions? As noted, the first page of the prospectus states that the Fund’s investment objective is “to achieve long-term capital appreciation” and we also note that the disclosure on page 30 states that the Fund “will not make any distributions in most quarters.”

Response:
As noted above, the Fund will clarify in the Amendment that its investment objective is to achieve long-term capital appreciation for its members, not necessarily the Fund itself.

Cash-on-cash internal rate of return is the internal rate of return (IRR) computed for an investor’s investment using the actual cash flows at the investor level (i.e. the investments into the Fund and timing and all distributions to investors and that timing).  For private equity-type funds that are not completely distributed, the terminal value or final distribution in this calculation is based upon the current valuation of the fund and in this instance is not actually cash received but an investor’s portion of the remaining value of the Fund assuming complete liquidation of the Fund at the current value.  IRR and distribution multiples are the most appropriate metrics because this is an illiquid investment where AAVIN has control over the cash flows in and out of the Fund.  As such, a dollar and time-weighted calculation like the IRR is more appropriate for this type of investment rather than a time-weighted return that is often used for very liquid products like mutual funds.

The basic dynamic of an investor’s return revolves around making an investment or series of investments, through calls by AAVIN, and then over an extended period receiving distributions as net investment income is generated and gains are generated

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from the liquidation of portfolio investments. “Capital appreciation” in this case is AAVIN’s focus on returning to the investors over the extended life of the Fund the greatest amount of dollars relative to assumption of prudent risks for this asset class. In this case distribution multiples capture this concept of capital appreciation as well as IRR’s capture the timing and magnitude of cash flows in and out of the fund from the investors’ perspective.

Finally, we will clarify in the Amendment that the Fund will not make distributions in many quarters.

Comment 12:	Please provide a citation to the “Thomson One Banker - Private Equity” report.
Response:
Thomson One Banker – Private Equity (Thomson Reuters) is not a report but a searchable database.  It represents the oldest database of private equity information and has served as the primary source of benchmarking data for the industry.  The database is constantly updated with current information.  Descriptions of the database indicate information on over 25,600 funds representing 10,200 firms with information on over 135,000 private equity investment transactions – information available from 1970 onward.  Thomson Reuters describes their private equity information as: “The most extensive global coverage of the venture capital and buyout markets providing all the critical information you need to analyze everything from investee companies and industry sectors to public market comparables, potential partners and fund performance.”

Comment 13:
Please expand the phrase “funds that matched the performance of the S&P 500” to clarify that the four venture capital funds exceeded the returns that would have been earned by investing the same amounts at the same times in an S&P 500 Index fund.  Please explain why the S&P 500 is the appropriate benchmark for venture capital funds, given the substantial differences in risk and volatility.

Response:
We believe the S&P 500 is not the most appropriate benchmark for venture capital and private equity funds.  The most appropriate benchmarks are represented by the data from the Thomson One Banker-Private Equity (Thomson Reuters).  Rather than a benchmark of relative performance within an asset class, the S&P 500 provides a benchmark for relative performance between asset classes.  It is appropriate here for that purpose in that it is a broad market index that can operate as a frame of reference for many investors or their advisers.  As any investor makes choices of allocation of assets among several asset classes, providing a comparison benchmark that is an asset class that is familiar and known to most investors is appropriate.  The Fund represents an asset class that is not as well known as publicly-traded equities, bonds or many others.  Providing only the Thomson One Banker benchmarks that are within the asset class only allows the assessment of AAVIN and its past performance relative to other advisors and it does not provide a frame of reference relative to the other asset classes an investor can consider.

Comment 14:	Please add to the “Our Adviser” subsection the additional information about the adviser in the subsection “The Principals’ Historic Investment Results,” on page 38, including the chart.

May 11, 2010 page 11

Response:	The disclosure will be updated in the Amendment.
Comment 15:
The subsection “ICO/ICGA” states that “ICO has funded approximately $625,000 of our offering and organizational expenses to date and received 54,438 of our Class A Units, representing 100% of the issued and outstanding Class A Units, in exchange for its investment at a price of $11.50 per unit.” Thus, ICO has effectively purchased its shares at a discount of $55,475 from the $12.50 price and, apparently, with no sales load.  Please explain to us how this transaction does not violate Section 23(a)(1) of the 1940 Act.  See Big Apple Capital Corp., No-Action Letter (publicly available May 6, 1982).

Response:
We do not believe the concerns expressed in the Big Apple Capital Corp. No-Action Letter (publicly available May 6, 1982) (the “Big Apple Letter”) are present in the Fund’s case.  When setting the price paid by the Fund’s initial Member, the Fund’s Board of Directors determined that issuing Class A Units at $11.50 a Unit, as compared to $12.50 a Unit for the public, was in the best interests of the Fund and its Members because, among other things, such price approximated the market value of the Units at the time, less distribution expenses anticipated for the public offering.  Furthermore, the Units issued to the Fund’s initial Member were, unlike those to be sold in its public offering, (i) more illiquid by virtue of being purchased in a private offering, and (ii) at greater risk, because the Fund had not yet commenced any operations nor could until completion of its initial public offering.

With respect to the Units to be issued to ICO under the warrant, unlike those to be sold in its public offering, will be more illiquid by virtue of being purchased in a private offering.

We believe the price set by the Fund’s Board of Directors for the initial Unit purchase closely approximate the market value at the time.  Additionally, when ICO purchases additional Units under the warrant, the proceeds the Fund will receive at that time will exceed the proceeds the Fund will receive from the sale of its Units to the public.  After deduction of all per-Unit estimated expenses and distribution expenses for the offering, the Fund estimates it will receive approximately $11.14 per Class A Unit from the public offering, whereas the initial purchaser paid, and will pay under the warrant, $11.50 a Unit.
Accordingly, we do not believe the Staff’s position expressed in the Big Apple Letter applies to the Fund’s issuance of Units to its initial Member.

Comment 16:
The same subsection discloses that ICO “also holds a warrant to purchase up to an additional 119,565 Class A Units at a price of $11.50 per Unit, which warrant expires in August, 2010.” Please explain to us how the grant of this warrant satisfies the requirements of Section 61(a)(3) of the 1940 Act.

Response:
The warrant dated December 14, 2009 issued by the Fund to ICO (the “Warrant”), by its terms, expires upon the earlier the following: (a) the occurrence of any consolidation or merger of the Fund with or into another corporation, or any conveyance of all or substantially all of the assets of the Fund to another corporation pursuant to which holders of the Fund’s Units are to receive securities or property of

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another corporation, (b) December 14, 2010, or (c) the abandonment of the public offering. This term of the warrant satisfies Section 61(a)(3)(A)(i) of the 1940 Act.

The transferability of the Warrant is limited by its terms, and in any event, the Fund has not publicly issued any other warrants or rights to purchase the Fund’s securities, so Section 61(a)(3)(A)(ii) of the 1940 Act is satisfied.

The net asset value per Unit of the Fund’s Class A Units on December 14, 2009 was approximately $2.24.  Since the exercise price under the Warrant is $11.50, the Warrant complies with Section 61(a)(3)(A)(iii) of the 1940 Act.

Both the Fund’s sole Member and all of the Fund’s Directors (excluding Mr. Jones, who recused himself from voting on the matter due to his affiliation with ICO), including all of the Fund’s independent Directors, approved the issuance of the Warrant.  Accordingly, the Warrant also satisfies Section 61(a)(3)(A)(iv) of the 1940 Act.

Because all of the provisions of Section 61(a)(3)(A) were satisfied by the Warrant, the Warrant also satisfies Section 61(a)(3)(C) of the 1940 Act.

Comment 17:
In the subsection “Investment Strategy,” on page 3, please clarify the meaning of the phrase “generate favorable returns by building portfolio companies that attain total market capitalizations upon liquidity of $30 million to $100 million.”

Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 18:	In the same subsection, please describe what “buyout” and “recapitalization” transactions are and the Fund’s strategy for investing in them.
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 19:	In the light of the fact that the Fund is non-diversified, please revise the statement: “We intend to diversify our investments across portfolio companies in a variety of industries...”
Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 20:	Please describe how the “debt securities of private U.S. companies” (page 17) that are “Initial Investments” differ from those that are “Target Investment Securities,” described on page 4.
Response:
The use of the “Initial Investments” label is meant to indicate that such investments will be temporary, and eventually liquidated to provide the capital to invest in the Fund’s “Target Investment Securities.”  While the Fund’s “Target Investment Securities” do also contain debt securities, the difference is whether the investment is temporary or a “core” investment of the Fund.

Comment 21:
Please explain to us why the Fund’s issuance of the “Class A Units” and the “Class B Units” does not violate Sections 18(c) and (i) of the 1940 Act.  The capital contributed by the Class A Unit holders will keep the Fund operating during the four-to-six year period that the adviser hunts for Target Investment Securities by being invested in Initial Investments.  But, as stated on page 14, “the Initial Investments are likely to

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generate lower rates of return than our target investments and will therefore lower our overall returns.” On the other hand, apart from a 3% down payment, the “capital contributions by Class B members will primarily be used for the Fund’s investments in Target Investment Securities” (page 5).  Until then the Class B members will be able to put the amount of their commitments in investments with a higher return than the Initial Investments.  Please explain to us how the terms of the Class B Units are not unfair to the holders of the Class A Units.  Does the Fund intend to seek exemptive relief on this issue?

Response:
Under the terms of the Fund’s Second Amended and Restated Limited Liability Company Agreement (“Operating Agreement”), all classes of Units have identical voting rights, so we believe the Units’ terms comply with Section 18(i).
In our telephone discussions, the Staff has expressed concerns over the Fund’s structure of two classes—Class A, which is intended to be sold to “retail” individual investors and has a minimum purchase of $25,000, and Class B, which is intended to be sold to institutional investors and has a minimum purchase of $2,000,000.  We understand the Staff is concerned that (i) Class A investors could bear more risk than Class B investors, as Class A investors fund their entire commitment up front; (ii) Class A Members may bear the losses of the Fund if Class B Members default on their obligations; and (iii) the Class A Members have a greater “opportunity cost” than the Class B Members.  The following discussion is intended to clarify the Fund structure and address these concerns.  All Section references and capitalized terms are to sections and definitions in the Operating Agreement.

Liability for Expenses/Losses

Section 5.5(b) provides that the Capital Account of each Member (both Classes) “will have an initial balance equal to the amount constituting such Member’s initial Capital Contribution,” meaning that Members of both Classes will have Capital Accounts consisting only of cash contributed to the Fund.  Section 5.1(d)(i) provides that Class B Members must make additional cash contributions to the Fund to pay for the Fund’s expenses (which include the management fees) and for purposes of funding “Primary Investments.”  Section 5.6(b) provides that losses (other than losses attributable to the Fund’s “Initial Investments”) are allocated among all Members according to the number of Units held—not cash contributed.  Therefore as the Fund incurs management fee, administrative and other expenses, Class B Members will be required to contribute additional cash, such that both Classes will bear their share of Fund expenses in proportion to the number of Units they hold—not in proportion to cash contributed.

Default

Class B Members are responsible for funding their remaining capital commitments of the Fund’s call within ten days to, among other things, pay for the Fund’s management fee and administrative expenses.  Under Section 5.3, if a Class B Member defaults on

May 11, 2010 page 14

its obligation or is unable to fund its obligation, the Fund’s Board can take any of the following actions:

(i) charge the defaulting Class B Member interest on unpaid amounts,
(ii) cause the defaulting Class B Member to forfeit his or her Units (and therefore forfeit all cash previously contributed to the Fund),
(iii) require all non-defaulting Class B Members to make up for the defaulting Class B Member’s obligations to the Fund,
(iv) require the defaulting Class B Member to sell his Units to the Fund or a third party,
(v) sue the Class B Member to enforce the Fund’s rights, and/or
(vi) require the defaulting Class B Member to repay to the Fund any “Excess Distributions” such Class B Member previously received.  “Excess Distributions” are any distributions a Class B Member receives above amounts Class A Members received in proportion to cash contributed; i.e., if a Class B Member receives distributions based on the number of Units held and those distributions are greater than what Class A Members receive based on cash contributed, then the defaulting Class B Member would be required to contribute enough cash to equalize the result.

Because the Class B Member commitments are anticipated to be substantial, it will always be worth it for the Fund’s Board to pursue the foregoing remedies.

Since prior to default the Class B Members will have had to contribute cash to Fund operations in proportion to Units held, to the extent a Class B Member defaults, the foregoing remedies results in no difference in risk to the Class A Members.  While prior to the default, the Class B Member will have funded his proportionate share of costs, upon default those contributions would be lost, as well as a forfeiture of the Member’s Class B Units, and therefore any right to future Fund profits.  So when the Fund does later distribute profits, the remaining Class A Members will have the right to receive a higher proportion of the Fund’s profits.

While one could assert that a Class B Member (which will be institutional investors) may decide to walk away from its funding obligation if it appears the Fund is going to lose money, we do not understand why a Class B Member would give up its rights to future Fund profits, but even if the Member did, the defaulting Class B Member would not be able to take advantage of the Class A Members under the terms of the Operating Agreement.

If the Fund had significant losses, Class A Members could not unfairly bear the losses because they contributed more cash.  Upon significant Fund losses, all Members’ capital accounts would be reduced proportionately by such losses—according to Units held, not cash contributed.  Section 5.5(e) provides that no Member can be required to make up a deficit capital account, which means that Class A Members’ losses would be limited to cash already contributed.  However, Section 5.5(e) also provides that if a

May 11, 2010 page 15

Class B Member defaults, such Member could be required to make up any resulting negative capital account. Further, Section 5.5(e) provides that if losses (which are allocated according to Units held—not cash contributed) result in Class B Members having negative capital accounts, the Class B Members must make cash contributions sufficient to bring their capital accounts to zero.

In the event the Fund had such significant losses that it had to liquidate, Section 5.1(d)(v) provides that the Board can require Class B Members to contribute additional cash sufficient enough so that final distributions to all Members result in both classes of Units receiving aggregate distributions similar in proportion to the amount of cash each class contributed to the Fund.

Opportunity Costs

We understand the Staff is concerned that the Class A Members have a greater opportunity cost than the Class B Members, particularly because Class A Members are required to contribute their entire capital commitment up front whereas Class B Members must only contribute 5% (this has been modified since the filing of the Registration Statement and will be reflected in the Amendment) of their capital commitment up front.  However, we believe that the reality of the structure does not unfairly inhibit Class A members’ opportunity costs, as compared to those enjoyed by Class B investors.

For purposes of this discussion, we refer to the cash contributed by Class A investors to the Fund as “Class A Contributions,” and we refer to the cash Class B investors must have readily available to fund a capital call by the Fund as “Class B Capital.”

Class B Capital must be maintained more conservatively than Class A Contributions may be maintained by the Fund.  Class A Members contribute all of their Class A Contributions up front, whereas Class B Members only contribute 5%.  However, Class B Members must fund up to all of their remaining capital commitment within ten days, or they default.  As discussed above, the penalties for such a default are significant, and include loss of all equity in the Fund—certainly an opportunity cost equalizer.  Therefore, Class B investors must maintain Class B Capital in semi-liquid fashion so that such funds are readily available upon the Fund’s call, for a period up to several years.  In the first couple years of the Fund’s operations, its “Initial Investments” will likely include a significant portion of which are not entirely liquid, but rather in short and mid-term debt instruments having a maturity schedule which is designed to provide investible liquidity over time as AAVIN identifies suitable investments for the Fund.  However, the Class B Capital must, at all times until contribution to the Fund, be in instruments that can be liquidated in a matter of days.  There is no cap on the amount of a remaining Class B capital commitment which can be called at any point by the Fund.  Accordingly, it is likely that often Class B Capital will be held in lower yielding investments than the Class A Contributions held as Fund Initial Investments.

May 11, 2010 page 16

Distributions on Initial Investments mitigate any opportunity cost differences. Class A Members will receive a modified allocation relating to the Fund’s “Initial Investments.” Section 5.6(a) provides that Net Profits and Net Losses attributable to the Fund’s “Initial Investments” will be allocated to all Members according to the proportion of each Member’s cash contribution—not according to Units held. Because Class A Members fund a higher portion of the “Initial Investments,” unlike allocations of all other Fund profits and losses (which will be done according to the number of Units held, not cash contributed), the Fund will take profits from Initial Investments, deduct only the direct costs of making those investments (such as brokerage or other transactional expenses), and distribute such profits among the Members according to the amount of cash each Member has contributed—not according to Units held. Simultaneously, all Members of both Classes will incur their share of other Fund expenses based on the number of Units held. As a result, in the Fund’s first years of operations, Class A Members will receive the same return on their cash contributed as the Class B Members will receive, and proportionately, a greater return based upon the number of Units held. The Fund therefore currently projects that the Class A members will have a slightly higher return on their investment over the life of the Fund.

Class B members may face more risk then Class A members may face with regard to short-term investments.  As between Class A Contributions and Class B Capital, the latter is arguably subject to greater actual loss in the event that short-term investments decline in value.  If the Class A Contributions and Class B Capital are both invested similarly (the former by the Fund and the latter by the Class B member awaiting contribution to the Fund), and there is a decline in the value of the short term investments, the Class A members will not be required to contribute any additional capital to the Fund.  The Class A members will proportionately take a loss in their Fund capital account, but nothing more.  The Class B investors, on the other hand, will have to both (i) experience the loss of the Class B Capital in their own hands, and (ii) have their Fund capital accounts reduced by such loss (which may require them to contribute additional capital to the Fund to the extent their Fund capital account is negative from the loss (see Section 5.5(e)).

Increased Asset Base

If Class B Members were eliminated from the structure of the Fund, Class A Members would still be required to fund their entire capital commitment up front.  Elimination of the Class B Members would not be advantageous to the Class A Members, as it would require all Fund expenses to be allocated to Class A Members.

Practically speaking, as was demonstrated in our March 22, 2010 correspondence to the Staff, the Fund projects that if 25% of its assets are comprised of Class B capital, the Fund expenses borne by the Class A investors will be reduced by 0.25% a year.

In sum, while we understand the Staff’s concern with the rights of the two classes in

May 11, 2010 page 17

this structure, and through this process have identified several areas in the Amendment where we can better articulate these matters, we believe that the Fund’s Operating Agreement and structure address the concerns of the Staff.

Comment 22:	Please confirm to us that the subscriptions to the Class B Units will be accounted for as receivables under Article 6-04.2(g) of Regulation S-X.
Response:	We are advised by the Fund’s independent public accounting firm that that Class B Unit subscriptions may not be treated as receivables under Regulation S-X.
Comment 23:
On page 7, the defined term “Code” is set up for the “the Internal Revenue Code of 1986.” It could be confusing to use such a general term only infrequently and in isolated sections, such as the “Transferability” section, on page 27.  Please use a more descriptive term, such as, e.g., “Tax Code.”

Response:	The disclosure will be updated where appropriate in the Amendment.
Comment 24:
Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its quarterly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end.  Estimates of the tax characterizations of the Fund’s distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

Response:	Please advise which reports such disclosures should be made in and in what format.
Comment 25:	Please summarize in the summary section the risks of investing in the Fund and provide citations to the fuller discussions of those risks in the body of the prospectus.
Response:	The disclosure will be updated in the Amendment.
Fees and Expenses, Page 7
Comment 1:	Please provide the missing fee table information.
Response:	The disclosure will be updated in the Amendment.
Comment 2:	Please confirm that the amount of offering proceeds used in the calculation of net assets is the amount most likely to be raised in the offering.
Response:
We have assumed the issuance of 4,800,000 Units in the offering ($60,000,000 gross proceeds) for purposes of the calculation of net assets, which we believe at this time represents the amount likely to be raised in the offering.

Comment 3:
The disclosure indicates that on November 30, 2009, the Fund had net assets of $123,258.  Please provide an “Acquired Fund Fees and Expenses” line item if these assets are invested in an “acquired fund.” See Instruction 10 to Item 3.1. of Form N-2.

Response:	The Fund does not intend to invest in any Acquired Funds (as that term is used in Form N-2), and accordingly, we do not believe such disclosure is needed in the fee table.
Comment 4:	Please move the examples of the calculation of the incentive fees from the statement of additional information to immediately after the example.

May 11, 2010 page 18

Response:	The disclosure will be updated in the Amendment.
Comment 5:
The fee table and page 29 indicates that the Fund may make substantial investments in original issue discount and payment-in-kind instruments.  Please provide summary risk disclosure about the fact that such instruments produce taxable income without any cash distributions to pay the taxes.

Response:	The disclosure will be updated in the Amendment.
Comment 6:	Footnote “5” refers to “Net Managed Assets.” How are “managed assets” defined?
Response:	The disclosure will be updated in the Amendment.
Comment 7:
Please make prominent the statement: “The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.” See Instruction 11.d. to Item 3 of Form N-2.

Response:	The disclosure will be updated in the Amendment.
Risk Factors, Page 13
Comment 1:	On page 13, please delete the phrase “although our Adviser has many years of experience managing private equity funds” because it does not describe a risk.
Response:	The disclosure will be updated in the Amendment.
Comment 2:	Is the Board’s valuation policy written? If the Fund uses a third-party valuation service, will the reliability of its valuations be periodically evaluated by the Board for reliability?
Response:	The Board is in the process of developing its valuation procedures, which will be written and the reliability of which will be periodically evaluated by the Board.
Comment 3:
Please revise the statement, on page 13, that fair value will be “determined by Our Board of Directors on a quarterly basis” to indicate that the Board will determine fair value quarterly, or more frequently, as circumstances require.

Response:	The disclosure will be updated in the Amendment.
Comment 4:
Please explain to us why, given the adviser’s network of relationships, contacts, and extensive experience investing in micro-caps, the advisers “have not identified or negotiated any specific private investments,” as stated on page 14, and they will take “four to six years” to find “20 to 25 companies.”

Response:
As is customary in the private equity industry, AAVIN is unable to negotiate any specific investments until both a closing date and the size of the Fund at that initial closing date are known.  Potential portfolio companies generally will not spend the time and effort required to entertain offers from or enter into negotiations with a fund if there is significant uncertainty about the fund’s ability to close on a transaction.  This uncertainty will exist until sufficient amounts (we have established a $30,000,000 minimum before the Fund will break escrow) have been committed to the Fund for an initial closing to occur.  Furthermore, only upon closing will AAVIN be in a position

May 11, 2010 page 19

to evaluate the appropriate investment size for the Fund, which will affect both the transactions that may be appropriate as well as the need for co-investors in transactions.

It is AAVIN’s experience that an investment pace of approximately four to six new portfolio companies a year is appropriate to insure the necessary thoroughness to the due diligence and negotiation process for those transactions.  This pace represents one to two investment transactions per “Adviser Principal” per year.  The sourcing, identification, due diligence investigation and negotiation of a transaction can take anywhere from three to nine months.  During this time the Principals must also devote significant time to monitor and provide managerial assistance to existing investments, perform administrative, reporting and other functions for the Fund itself and, after the initial investments have been made, explore exit opportunities for existing portfolio companies.  Taking this into account, AAVIN believes that a more rapid investment pace would present greater risks to the Fund because AAVIN may not be able to devote sufficient time to either the due diligence and negotiation process for new investments or to the monitoring of existing investments.

Comment 5:	Please explain the meaning of the statement, on page 15, “our Adviser may have obligations to other investors, the fulfillment of which might not be in the best interests of us or our unit holders.”
Response:	We will clarify in the Amendment that AAVIN has clients other than the Fund and it will need to devote time, and allocate investment opportunities among such clients in addition to the Fund.
Comment 6:
On page 16, please eliminate the term “concentrated in” from the title “Our portfolio may be concentrated in a limited number of portfolio companies,” because the Fund has a fundamental policy of not concentrating investments.  (We suggest, e.g., “comprised of.”)

Response:	The disclosure will be updated in the Amendment.
Comment 7:
The section “Transferability,” on page 27, describes stringent restrictions on transferability of units to preserve the Fund’s tax status.  In light of these restrictions, please clarify the statement on page 7 that “it is unlikely a market will develop for our units...” Please also revise the following risk disclosure, on page 20, which would be applicable to closed-end fund shares that are not restricted, but not the Fund’s.

We cannot predict the prices at which our Units will trade, if a secondary market does materialize... and may not bear any relationship to the price at which it might trade after this offering commences...Shares of companies offered in an initial public offering often trade at a discount...have in the past frequently traded at discounts...and our Units may also be discounted in any secondary market...If our Units are traded, we cannot predict whether our Units will trade above, at or below our net asset value.  The risk of loss associated with this characteristic of closed- end investment companies may be greater for investors expecting to sell Units purchased in this offering soon after the offering... to the extent our Units are traded, the value of our Units following ”

May 11, 2010 page 20

this offering may fluctuate substantially...The price of the Units that will prevail in any secondary market after this offering may be higher or lower than the price you pay, and the liquidity of our Units may be further limited, in each case depending on many factors, some of which are beyond our control and may not be directly related to our operating performance.”

Likewise, on page 24, please eliminate the statement “after the offering period, the Selling Agents or their respective affiliates may trade in our securities.

Response:	The disclosure will be updated in the Amendment.
Determining Distributions to Unitholders, page 30
Comment 1:
The disclosure states “we will distribute gains on Initial Investments...to Unitholders...pro rata according to the amount of capital contributed to the Fund” and “our Board of Directors will review our cash position quarterly, and may approve distributions from time to time as cash is available.” However, the disclosure then states “we will not make any distributions in most quarters.” Please clarify this apparent discrepancy.

Response:	The disclosure will be updated in the Amendment.
Comment 2:
Please inform us whether the Fund intends to report a distribution yield.  If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, it should disclose the components of the distribution yield.  In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and the Fund should also disclose that the distribution yield does not represent its performance.

Response:	The Fund does not intend to report a distribution yield.
Stage of Development, page 35
Comment:	Please define the term “growth financings.”
Response:	The disclosure will be updated where appropriate in the Amendment.
Determination of Net Asset Value, page 58
Comment:
Please revise the statement, on page 13, that “net asset value per outstanding Unit will be determined quarterly, as soon as practicable after, and as of the end of, each fiscal quarter,” to indicate that net asset value will be determined quarterly, or more frequently, as circumstances require.

Response:	The disclosure will be updated where appropriate in the Amendment.
Statement of Additional Information
Leverage, page S-2
Comment:	Please summarize the provisions of the 1940 Act that define the Fund’s ability to use

May 11, 2010 page 21

leverage.
Response:	The disclosure will be updated where appropriate in the Amendment.
Examples of Annual Incentive Fee Calculation, page S
Comment:	Please present the dollar amounts of the capital gains fees.
Response:	The disclosure will be updated where appropriate in the Amendment.
Other
Comment 1:
Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund’s securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Response:
Once the Fund is subject to the Securities Exchange Act of 1934, it will, among other things, make sure that its officers, directors and 10% beneficial owners file all reports required under Section 16 of that act.

Comment 2:	Please state in your response letter whether the FINRA has reviewed the terms and arrangements of the offering.
Response:	FINRA has not yet reviewed any terms of the offering.
At the request of the Commission, the Fund acknowledges the following:

●  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know when the Staff would be available to discuss these matters, and please do not hesitate to contact me at the number above should you have any questions or concerns.

Sincerely,

/s/ Daniel A. Peterson
Partner

DAP